1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 2, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

UPDATES ON THE SHARE REFORM PROPOSALS OF
SHANDONG ALUMINUM AND LANZHOU ALUMINUM

Reference is hereby made to the announcements of Aluminum Corporation of China Limited (the "Company" or "Chalco") dated 7 December 2006 and 19 December 2006 in relation to the respective proposed share reforms of Shandong Aluminum and Lanzhou Aluminum (the "Announcements"). Unless the context specifies otherwise, terms used in this announcement shall have the same meaning as defined in the Announcements.

On 28 December 2006, the respective boards of Directors of Shandong Aluminum and Lanzhou Aluminum resolved to convene a special general meeting and a meeting of the relevant shareholders to be held on 15 January 2007, respectively, for the purpose of approving the relevant share reform proposals and merger agreements. Shandong Aluminum and Lanzhou Aluminum made their respective announcements on the above on 29 December 2006 in the PRC, which are summarized as follows:

A.	Arrangements in relation to the share reform and share exchange and merger of Shandong Aluminum

On 28 December 2006, the board of directors of Shandong Aluminum resolved to convene a special general meeting and a meeting of the relevant shareholders to be held on 15 January 2007 for the purpose of approving the following resolutions:

Resolution No. 1: Resolutions in relation to the share exchange and merger of Shandong Aluminum with Chalco and the share reform proposal of Shandong Aluminum.

Resolution No. 2: Resolution in relation to the signing of the merger agreement between Shandong Aluminum and Chalco.

Resolution No. 3: Resolution in relation to the authorization of the Board for the purpose of implementing the share reform and share exchange and merger of Shandong Aluminum.

B.	Arrangements in relation to the share reform and share exchange and merger of Lanzhou Aluminum

On 28 December 2006, the board of directors of Lanzhou Aluminum resolved to convene a special general meeting and a meeting of the relevant shareholders to be held on 15 January 2007 for the purpose of approving the following resolutions:

Resolution No. 1: Resolutions in relation to the share exchange and merger of Lanzhou Aluminum with Chalco and the share reform proposal of Lanzhou Aluminum.

Resolution No. 2: Resolution in relation to the signing of the merger agreement between Lanzhou Aluminum and Chalco.

Resolution No. 3: Resolution in relation to the authorization of the Board for the purpose of implementing the share reform and share exchange and merger of Lanzhou Aluminum.

The Company will make a further announcement in relation to the results of the special general meetings and meetings of the relevant shareholders of Shandong Aluminum and Lanzhou Aluminum mentioned above pursuant to Rule 13.09(1) of the Listing Rules.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

29 December 2006
Beijing, the PRC

* For identification purpose only

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary